                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _______________

                                SCHEDULE 14D-1

                            Tender Offer Statement
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                _______________

                       SAVANNAH FOODS & INDUSTRIES,INC.
                           (Name of Subject Company)
                                _______________

                          IHK MERGER SUB CORPORATION
                          IMPERIAL HOLLY CORPORATION
                                   (Bidders)
                                _______________

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                        (Title of Class of Securities)
                                _______________

                                  452835 10 1
                     (CUSIP Number of Class of Securities)
                                _______________

                            WILLIAM F. SCHWER, ESQ.
                          IMPERIAL HOLLY CORPORATION
                        ONE IMPERIAL SQUARE, SUITE 200
                               8016 HIGHWAY 90-A
                            SUGAR LAND, TEXAS 77478
                              (281) - 491 - 9181

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                                with a copy to:

                            ROBERT V. JEWELL, ESQ.
                            ANDREWS & KURTH L.L.P.
                             TEXAS COMMERCE TOWER
                            600 TRAVIS, SUITE 4200
                           HOUSTON, TEXAS 77002-3090
                                (713) 220-4200
                                _______________

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:$291,556,179*                 Amount of Filing Fee:$58,312
--------------------------------------------------------------------------------

* For purposes of calculating fee only. The amount assumes the purchase of 14,397,836 Shares (as defined herein) at $20.25 per Share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered for such number of Shares.

[ ] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:    Not applicable    Filing Party:    Not applicable
 Form or Registration No.:  Not applicable    Date Filed:      Not applicable

CUSIP No. 452835 10 1                 14D-1                    Page 2 of 8 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     IHK Merger Sub Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                        (a)  [ ]

                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCES OF FUNDS


     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)              [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON


     0
--------------------------------------------------------------------------------
8    CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


     0.0%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON


     CO

CUSIP No. 452835 10 1                 14D-1                    Page 3 of 8 Pages
--------------------------------------------------------------------------------


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Imperial Holly Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                         (a) [ ]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCES OF FUNDS


     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)              [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON


     830,678.1 shares of common stock
--------------------------------------------------------------------------------
8    CHECK IF THE AGGREGATE IN ROW (7) EXCLUDES
     CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


     2.9%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON


     CO

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to the offer by IHK Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Imperial Holly Corporation, a Texas corporation ("Parent"), to purchase 14,397,836 outstanding shares (or such other amount of shares representing 50.1% of the outstanding common stock, par value $0.25 per share (the "Shares"), on a fully diluted basis on the date of purchase) of Savannah Foods & Industries, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1--Security and Subject Company

     (a) The name of the subject company is Savannah Foods & Industries, Inc., a Delaware corporation. The principal executive offices of the Company are located at 2 East Bryan Street, Savannah, Georgia 31401.

     (b) The class of equity securities to which this Schedule 14D-1 relates is the common stock, par value $0.25 per share, of the Company. The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2--IDENTITY AND BACKGROUND

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Imperial Holly") and in Schedule I ("Certain Information Concerning the Purchaser and Monterey") of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor Parent or, to the best of their knowledge, any of the persons listed in Schedule I ("Directors and Executive Officers of the Purchaser and Imperial Holly") to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3--PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)-(b) The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Imperial Holly"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4--SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5--PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth in "Introduction," Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 12 ("Effect of the Offer on the Market for Shares; NYSE Listing; Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6--INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Imperial Holly"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7--CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Monterey"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8--PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9--FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Imperial Holly") is incorporated herein by reference.

ITEM 10--ADDITIONAL INFORMATION

     (a) The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Monterey"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 12 ("Effect of the Offer on the Market for Shares; Nasdaq Listing; Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11--MATERIAL TO BE FILED AS EXHIBITS

     (a)(1)  Offer to Purchase, dated September 18, 1997.

     (a)(2)  Letter of Transmittal.

     (a)(3)  Notice of Guaranteed Delivery.

     (a)(4) Letter from Lehman Brothers, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 18, 1997.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)  Summary Advertisement, dated September 18, 1997.

     (c)(1) Agreement and Plan of Merger, dated as of September 12, 1997, among Imperial Holly Corporation, IHK Merger Sub Corporation and Savannah Foods & Industries, Inc.

     (c)(2) Stockholders Agreement, dated September 12, 1997, between Imperial Holly Corporation, IHK Merger Sub Corporation and each of the executive officers and directors of Savannah Foods & Industries, Inc. listed therein.

     (c)(3) Form of Agreement and Irrevocable Proxy between Savannah Foods & Industries, Inc. and certain stockholders of Imperial Holly Corporation.

     (d)     Not applicable.

     (e)     Not applicable.

     (f)     Not applicable.

                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: September 18, 1997





                                       IHK MERGER SUB CORPORATION




                                       By: /s/ James C. Kempner
                                           ------------------------------------
                                           James C. Kempner
                                           Chief Executive Officer and Chief
                                           Financial Officer


                                       IMPERIAL HOLLY CORPORATION



                                       By: /s/ James C. Kempner
                                           -----------------------------------
                                           James C. Kempner
                                           President, Chief Executive Officer
                                           and Chief Financial Officer

                                 EXHIBIT INDEX



Exhibit                                  Exhibit Name
-------                                  ------------



(a)(1)    Offer to Purchase, dated September 18, 1997.

(a)(2)    Letter of Transmittal.

(a)(3)    Notice of Guaranteed Delivery.

(a)(4) Letter from Lehman Brothers, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 18, 1997.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)    Summary Advertisement, dated September 18, 1997.

(c)(1) Agreement and Plan of Merger, dated September 12, 1997 among Imperial Holly Corporation, IHK Merger Sub Corporation and Savannah Foods & Industries, Inc.

(c)(2) Stockholders Agreement, dated September 12,1997, between Imperial Holly Corporation, IHK Merger Sub Corporation and each of the executive officers and directors of Savannah Foods & Industries, Inc. listed therein.

(c)(3) Form of Agreement and Irrevocable Proxy between Savannah Foods & Industries, Inc. and certain stockholders of Imperial Holly Corporation.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.